EXHIBIT (a)(17)

T H E  L I M I T E D, I N C.
THREE LIMITED PARKWAY
COLUMBUS, OHIO 43230
TEL 614 479 7000


                    THE LIMITED, INC. ANNOUNCES PRELIMINARY
                          RESULTS OF ITS TENDER OFFER



COLUMBUS, OHIO, March 7, 1996 -- The Limited, Inc (NYSE/LSE: LTD) today announced the preliminary results of the successful completion of its offer to purchase up to 85 million shares of its Common Stock. The tender offer, which was oversubscribed, expired at 12:00 midnight, New York City time, on Wednesday, March 6, 1996.

The Limited announced, based on a preliminary count, that approximately 188,928,793.196 shares of Common Stock were properly tendered and not withdrawn, including approximately 425,829.556 shares held by odd-lot shareholders and approximately 45,463,426.388 shares subject to guarantees of delivery. The Limited will accept all shares properly tendered by eligible odd-lot shareholders. Other shares will be accepted on a pro rata basis. The preliminary proration factor for the tender offer is approximately 44.9 percent.

The determination of the proration factor is subject final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for shares accepted for payment, and return of all other shares tendered, will occur as soon as practicable after completion of the final proration computation. Lazard Freres & Co. LLC and Goldman, Sachs & Co. acted as dealer managers for tender offer.

The Limited, Inc. through Express, Lerner New York, Lane Bryant, Limited Stores, Henri Bendel, Structure, Abercrombie & Fitch, Limited Too, and Galyan's, presently operates 4,005 specialty stores. The Company also owns approximately 83% of Intimate Brands, Inc. which, through Victoria's Secret Stores, Bath & Body Works, Cacique, and Penhaligon's presently operates 1,303 specialty stores and distributes apparel internationally through the Victoria's Secret Catalogue.

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For Further information,
please contact:                   Alfred S. Dietzel
                                  The Limited, Inc.
                                    614/479-7070